February 8, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-8626

Re:       Leader Funds Trust (“Registrant”)

Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Registrant, attached for filing under the Securities Act of 1933 is a Registration Statement on Form N-14 (the “Registration Statement”), including Information Statement and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The Registration Statement is being filed in connection with a proposed reorganization (the “Reorganization”) of the Leader High Quality Low Duration Bond Fund (the “Target Fund”) with the Leader Total Return Fund (the “Destination Fund”). Each of the Target Fund and the Destination Fund (collectively, the “Funds”) is a separate series of Leader Funds Trust (the “Trust”). Pursuant and subject to the terms of the Reorganization, the Target Fund will transfer all its assets and liabilities to the Destination Fund in exchange for shares of the Destination Fund.

The primary purpose of the Reorganization is to better position the funds the growth and to achieve a higher likelihood of economies of scale, both without any change in fundamental policies, shareholder services, advisory personnel, or independent trustees, and without causing any dilution or adverse tax consequence. The Destination Fund will use the Destination Fund’s investment objectives, principal investment strategies, and risks, which are different than those used by the Target Fund. We provide the accounting and performance survivor analysis in Exhibit A.[1]

The Registration Statement is filed as an information statement to be delivered to shareholders of the Funds rather than as a proxy statement in connection with a solicitation of proxies from the Target Fund shareholders for approval of the Reorganization. We are requesting the Staff’s concurrence that the Reorganization may be effected without approval of the shareholders of the Target Fund.

[1] The analysis is based on guidance provided by: (i) the AICPA in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003, regarding the determination of the surviving entity for financial reporting purposes; (ii) the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the ICI in a white paper on fund mergers dated March 1, 2004, regarding the determination of accounting survivors; and (iii) the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), relating to performance survivors.

Pursuant to Rule 17a-8(a)(3) under the Investment Company Act of 1940, a merger of funds requires approval of the shareholders of any non-Destination fund in the merger unless:

(i)       No policy of the non-Destination fund that could not be changed without a majority vote of the shareholders under 15 U.S.C. 80a-13 is materially different from any policy of the Destination fund;

(ii)       There is no material difference in the advisory contracts between the non-Destination fund and its investment adviser and the advisory contract between the Destination fund and its investment adviser, except for the identity of the investment companies as party to the contract;

(iii)       The independent directors of the non-Destination fund elected by its shareholders comprise a majority of the independent directors of the Destination fund; and

(iv)       Any distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Destination fund pursuant to a plan adopted in accordance with Rule 270.12b-1 under the Investment Company Act of 1940 are no greater than the distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the non-Destination company pursuant to such a plan.

The merger to be effected by the Reorganization satisfies the four exceptions under Rule 17a-8(a)(3) in the following respects:

(i)       The investment policies of the Target Fund and the Destination Fund are the same in all material respects;

(ii)       There is no material difference in the advisory contracts of the Target Fund and the Destination Fund (see difference discussed below);

(iii)       The Independent Trustees of the Funds are identical; and

(iv)       Distribution fees (including Section 12b-1 fees) authorized to be paid by the Destination Fund are no greater (as a percentage of the Fund’s average net assets) than the distribution fees authorized to be paid by the Target Fund.

The Target Fund and the Destination Fund have identical investment advisory agreements, with the exception that the Destination Fund’s agreement provides for a 0.10% higher management fee than that of the Target Fund (0.75% vs. 0.65%). This increase is more than compensated for, however, by the 0.10% reduction in other expenses that the Adviser negotiated with the Fund’s other service providers. Collectively, the shareholders of the Combined Fund will realize cost savings of $144,577 annually. Accordingly, we are of the view that the change in advisory fee is immaterial in the context of the overall reduction in the expense load to be borne by the shareholders of the Target Fund before the Reorganization as compared to after the Reorganization and, thus, should not cause the Reorganization to be subject to shareholder approval.

We are aware of the Staff’s interpretation contained in footnote 23 of the Rule 17a-8 adopting release clarifying that, while only material changes to an advisory contract are required to be approved by shareholders, the Staff would consider an increase in the advisory fees paid by a non-Destination fund to be a material change requiring shareholder approval. We believe the Staff’s purpose in footnote 23 was to provide guidance and clarity on the Staff’s view that, generally, the advisory fee will be considered a material term of an advisory contract. It is reasonable to conclude that Footnote 23 was not intended to mean that even an immaterial change in an advisory fee is per se of such import as to require shareholder approval where it would not otherwise be required. To conclude otherwise would mean that, for example, an advisory fee increase of 0.01% would be deemed to constitute a “material difference” in the advisory contract requiring that shareholder approval be obtained. We conclude that a materiality standard is implicit in the Staff’s clarifying footnote.

Additionally, we note that in Rule 17a-8, the Commission expressly stated that “Distribution fees (including Section 12b-1 fees) authorized to be paid by the Destination Fund are no greater (as a percentage of the Fund’s average net assets) than the distribution fees authorized to be paid by the Target Fund.” The Commission did not include such a requirement for the advisory fee in the text of Rule 17a-8. Rather, it stated its interpretation in a footnote to the adopting release.

The Board of Trustees of the Trust (the “Trustees”) considered three alternative transactions with respect to the Target Fund:

1.	the liquidation of the Target Fund, which would result in a taxable event;

2.	the merger of the Funds with shareholder approval obtained through the solicitation of proxies from the Target Fund shareholders, which would incur substantial costs; and

3.	the merger of the Funds without shareholder approval as provided in Rule 17a-8(a)(3) with 60 days’ notice.

The Trustees concluded that the third option was in the best interest of the shareholders as it effectively provides the same results as the first two options but at a reduced cost. Obtaining shareholder approval for the Reorganization through a proxy solicitation will result in significant cost and delay for the Target Fund. If the Target Fund shareholders approve the Reorganization, then the Reorganization will continue as planned; in other words, the shareholders will be in the same position as option 3, but only after incurring substantial costs. If the Target Fund shareholders do not approve the Reorganization, then the Target Fund will be liquidated; in other words, the shareholders will be in the same position as option 1, but only after incurring substantial costs. Under option 3, the Target Fund shareholders have 60 days to individually elect either of these results if shareholder approval is not required. The only difference will be the time and expense associated with the proxy solicitation.

Proceeding with the Reorganization without shareholder approval still allows the Target Fund shareholders to vote with their fee. If they disapprove of the Reorganization, the Target Fund shareholders are free to liquidate their interest in the Target Fund by redeeming their Target Fund shares prior to the Reorganization. This is effectively the same result as if the Reorganization was not approved by the shareholders and the Target Fund was liquidated. Conversely, the Target Fund shareholders who approve of the Reorganization may participate in the Reorganization and receive shares of the Destination Fund. From a practical standpoint, proceeding with the Reorganization without shareholder approval under Rule 17a-8 but with 60 days’ notice grants the shareholders the maximum degree of flexibility at the lowest cost. Avoiding a costly proxy solicitation will likely save the Target Fund shareholders approximately $40,000 to $50,000 and is consistent with the Reorganization’s primary purpose of reducing expenses to the shareholders. Therefore, the Board of Trustees determined that this option was in the best interest of the shareholders, despite the nominal increase in the management fee.

On this basis, we request the Staff’s concurrence that the fact that the Reorganization will result in an overall reduction in net expense to the shareholders of the Target Fund renders the advisory fee change immaterial and, thus, the Reorganization will not require approval of the Target Fund shareholders.

We are requesting the Staff’s concurrence with this position and ask that any inquiries be directed to the undersigned at (513) 629-9482 or to Ann Gerwin at (513) 629-9483.

Very truly yours,

/s/ Bo James Howell

Strauss Troy Co., LPA

Exhibit A – Accounting and Performance Survivor Analysis

Portfolio Management: The Target Fund and the Destination Fund are each currently advised by Leader Capital Corp. (“Leader”). Leader will continue to serve as the investment adviser to the Destination Fund following the reorganization (the “Combined Fund”). The portfolio manager of the Combined Fund is expected to be the same as the current portfolio manager for both the Target Fund and the Destination Fund. We therefore believe that this factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Fund and the Destination Fund have similar investment objectives. Under the Target Fund’s principal investment strategies, the Target Fund primarily invests in high-quality, low-duration debt securities, while under the Destination Fund’s principal investment strategies, the Destination Fund primarily invests in in domestic and foreign fixed-income securities of various maturities and credit qualities that are denominated in U.S. dollars or foreign currencies. The portfolio composition of the Combined Fund will be the same as that of the Destination Fund. We therefore believe this factor favors the selection of the Destination Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Fund and the Destination Fund have similar investment objectives and identical fundamental investment policies. As noted above with respect to principal investment strategies, the Target Fund primarily invests in high-quality, low-duration debt securities, while the Destination Fund primarily invests in in domestic and foreign fixed-income securities of various maturities and credit qualities. The investment objectives, policies and restrictions of the Combined Fund will be the same as those of the Destination Fund. We therefore believe this factor favors the selection of the Destination Fund as the accounting and performance survivor.

Additionally, the Target Fund previously invested a substantial amount of assets in collateralized loan obligations (“CLOs”) that are backed by domestic and foreign floating rate debt obligations. While the Destination Fund can invest in CLOs, it has not done so to the same extent as the Target Fund. Therefore, the Combined Fund is unlikely to invest a substantial amount of its assets in these securities.

Expense Structure: The expense ratio of the Combined Fund after the reorganization will be the same as the Destination Fund’s expense ratio for the semi-annual period ended November 30, 2020. We believe this factor favors the selection of the Destination Fund as the accounting and performance survivor.

Asset Size (as of November 30, 2020):

•	Target Fund: $52.5 million
•	Destination Fund: $10.0 million

About to 84% of the assets of the Combined Fund will be assets of the Target Fund. This factor favors the selection of the Target Fund as the accounting and performance survivor.

Age of Funds: The Target Fund has just around four years of performance history, while the Destination Fund has more than ten years of performance history. We believe that this factor favors the selection of the Destination Fund as the accounting and performance survivor.

Board Composition: The Target Fund and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the identity of the accounting and performance survivor.

In the aggregate, we believe that the foregoing factors favor the selection of the Destination Fund as the accounting and performance survivor of the reorganization. Of the seven factors considered, four favor the selection of the Destination Fund, two are neutral, and only one favors the selection of the Target Fund. We note that the portfolio composition; investment objectives, strategy, policies and restrictions; and expense structure of the Combined Fund will be those of the Destination Fund.